Exhibit 99.1

Nayax Reports Third Quarter 2024 Financial Results

 Total revenue of $83 million, up 38% YoY;

Reporting positive Net Income for the first time of $0.7 million;

Record Adjusted EBITDA of $11.1 million (1);

Revises 2024 revenue outlook to $315-320 million, represents 35% growth at mid-point;

Maintains 2024 adjusted EBITDA(2) guidance of $30-35 million and positive FCF;

HERZLIYA, Israel, November 12, 2024 – Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the third quarter, ended September 30, 2024.

“This quarter’s results showcase our continued momentum and success, driven by our focus on profitable growth. We’re excited to report record revenue, a net profit for the quarter, positive free cash flow, and a growing base of customers as well as our managed and connected devices. This quarter marks an exciting inflection point for Nayax, with key milestones that reflect the hard work and dedication of our global team. We saw strong momentum across our business, with record revenue of $83 million, a 38% year-over-year increase, and 49% year-over-year growth in recurring revenues. Our focus on automation and efficiency is clearly paying off, enabling us to grow profitably into the foreseeable future. With a growing customer base of approximately 91,000 and an expanded global reach through key partnerships, we’re confident in our ability to keep delivering value to customers and shareholders. We look forward to building on this success as we enter our next phase of profitable growth," commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

(1)	Adjusted EBITDA is a non-IFRS financial measure. Please refer to the tables at the end of this news release for a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure.
(2)
The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

Third Quarter 2024 Financial Highlights

(All comparisons are relative to the Third quarter and three-month period ended September 30, 2023, unless otherwise stated)

Revenue Breakdown Summary	Q3 2024 ($M)	Q3 2023 ($M)	Growth (%)
SaaS revenue	23.9	15.2	57%
Payment processing fees	36.0	25.0	44%
Total recurring revenue (*)	59.9	40.2	49%
POS devices revenue (**)	23.1	20.1	15%
Total revenue (***)	83.0	60.3	38%

(*) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(**) POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(***) Q3 2024 includes $8.7 million of revenues from recent acquisitions of VMtecnologia, Roseman, and Retail Pro.

•	Revenue of $83.0 million, up 38%, driven by both new and existing customer expansion.

•	Recurring revenue from SaaS and processing fees grew 49%, demonstrating the strength and resilience of our business model. Recurring revenue represented 72% of total revenue.

•	Hardware revenues increased by 15% with strong demand for products across all market segments.

•	Gross margin improved meaningfully to 45.7% from 38.1%. This was primarily due to:

o	Recurring margins improving to 50.1% from 46.9%, driven by a significant reduction in processing costs

o	Hardware margins rose to 34.4% from 20.5%, reflecting the positive impact of strategic efforts to enhance operational efficiencies and streamline our supply chain in recent quarters.

•	Nayax reported operating profit of $1.5 million, compared to an operating loss of $1.5 million.

•	The company achieved positive net income for the first time as a public company, totaling $0.7 million compared to a loss of $3.1 million.

•	GAAP basic and diluted net income per share was $0.019 compared to GAAP basic net loss per share of ($0.093).

•	Adjusted EBITDA for the period was $11.1 million, representing approximately 13% of total revenue. This is an improvement of $7.6 million compared to prior period.

•
Both revenue and adjusted EBITDA were slightly impacted by a $0.66 million purchase accounting adjustment, related to a fair-value adjustment of deferred revenue from the Retail Pro acquisition in Q4 2023.

•	Strong cash flow from operating activities of $16.6 million, compared to $5 million.

•	As of September 30, 2024, the Company had $89 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances stood at $49 million.

Third Quarter 2024 Operational Metric Highlights

Key Performance Indicators	Q3 2024	Q3 2023	Growth (%)
Total transaction value ($m)	1,310	989	32%
Number of processed transactions (millions)	609	473	29%
Take rate (payments) (*)	2.75%	2.53%	9%
Managed and connected devices (thousands) (**)	1,227	874	40%
Customers (***)	90,875	59,872	52%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.
(**) Number of Managed and connected devices includes approximately 22,000 generated by VM Tech and 130,000 generated by Retail Pro as of the acquisition date.
(***) Number of customers includes approximately 12,000 generated by VMtecnologia, Roseman,and Retail Pro.

•	Total transaction value grew by 32% to more than $1.3 billion.

•	Number of processed transactions increased 29% to 609 million.

•	Take rate increased to 2.75% from 2.53%.

•
Total number of managed and connected devices reached approximately 1.23 million devices representing an increase of 40% year-over-year, driven by robust customer demand, adding 41,000 devices in the quarter.

•	Growth in the customer base continued at a healthy pace, adding more than 5,600 new customers in the quarter, bringing the total customer base to almost 91,000, an increase of 52% year-over-year.

•	The dollar-based net retention rate remained high at 130%, reflecting strong customer satisfaction, while the customer churn rate remained low at 2.8%.

Recent Business Highlights

•
Partnered with Adyen to globally expand its electric vehicle (EV) charging and automated self-service payments infrastructure. This partnership introduces the world’s first global omnichannel payment service provider solution for EV charging, integrating Nayax’s payment and loyalty platform into Adyen’s international platform. Additionally, this global partnership enables Nayax to expand into new regions, such as Latin America and APAC, while reducing operational costs.

•
Announced a strategic partnership with A2Z Cust2Mate Solutions Corp. to integrate Nayax’s automated self-service mobile payment system with A2Z Cust2Mate’s cart platform for smart retail stores. This collaboration enables customers to complete their shopping journey directly from their smart cart, eliminating the need for checkout lines, with a seamless “pick-and-go” experience.

•
Launched the Nayax Energy EV Kiosk, a payment processing solution for electric vehicle (EV) charging stations. This kiosk allows drivers to have a seamless and fast payment experience while charging their vehicles using credit cards, debit cards, or mobile wallets without needing individual payment devices on each charger. It is part of Nayax Energy’s broader offerings for various locations, such as parking garages, gas stations, and shopping centers.

Financial Outlook

Management is modifying revenue guidance to a range of $315 million to $320 million dollars, reflecting 35% growth at the midpoint, on a constant currency basis. This reduction is largely due to the timing of some new product certifications, which we now expect to be completed by the end of 2024 and beginning of 2025. This is a slight adjustment from our prior guidance of $325 million to $335 million dollars.

We expect continued improvement in hardware gross margins this year, driven by economies of scale, optimized pricing, and cost efficiencies. As a result, management is again raising our hardware margin guidance to exceed 30%, up from the previous range of 27% to 29%.

We reiterate our guidance for adjusted EBITDA, which remains strong at a range of $30 million to $35 million dollars for 2024, expected to be at the higher end of the range, underscoring our strong operational performance.

The company also reaffirms that free cash flow for the full year 2024, defined as operating cash flow less capital expenditures, will remain positive, as demonstrated this quarter.

While we are still in the planning process for next year, we expect adjusted EBITDA to be at least 15% for 2025 driven by continued market expansion, the full integration of recent acquisitions, continuous operational optimization, and the resolution of some product certification delays, unlocking associated revenue.

On a long-term basis, management continues to target annual revenue growth of approximately 35%, driven by a combination of organic growth and strategic M&A. Management also continues to target a gross margin of 50%, and an adjusted EBITDA margin of 30%.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding Forward-looking Statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, November 12, 2024. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its third quarter 2024 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the calls will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13749665&linkSecurityString=1d8431da84

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051;

•	ISRAEL TOLL-FREE: 1 809 455 690;

•	INTERNATIONAL: 1-201-689-8878

English webcast Link:

https://viavid.webcasts.com/starthere.jsp?ei=1693578&tp_key=9c87140591

Following the conference call, a replay will be available until November 26, 2024. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Replay TOLL/Israel: 1-809-458-327

•	Replay Pin Number: 13749665

An archive of the audio webcast will be available on Nayax's Investor Relations website: Nayax - Investor Relations

Hebrew webcast link:

To access the conference call/webcast in Hebrew, use the link:

https://us02web.zoom.us/j/81668407950

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected 2024 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of Sep 30, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2024
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30	December 31
	2024	2023
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	64,651	38,386
Restricted cash transferable to customers for processing activity	62,087	49,858
Short-term bank deposits	24,333	1,269
Receivables in respect of processing activity	68,630	43,261
Trade receivable, net	48,844	41,300
Inventory	23,015	20,563
Other current assets	10,460	8,772
Total current assets	302,020	203,409

NON-CURRENT ASSETS:
Long-term bank deposits	2,408	2,304
Other long-term assets	5,659	5,883
Investment in associate	4,139	5,024
Right-of-use assets, net	5,875	5,341
Property and equipment, net	11,758	5,487
Goodwill and intangible assets, net	115,444	96,411
Total non-current assets	145,283	120,450
TOTAL ASSETS	447,303	323,859

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30	December 31
	2024	2023
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	30,578	47,477
Current maturities of long-term bank loans	2,705	1,101
Current maturities of other long-term liabilities	2,345	1,821
Current maturities of loans from others	954	3,601
Current maturities of leases liabilities	2,677	2,145
Payables in respect of processing activity	153,187	104,523
Trade payables	16,725	17,464
Other payables	31,786	25,650
Total current liabilities	240,957	203,782

NON-CURRENT LIABILITIES:
Long-term bank loans	14,607	327
Other long-term liabilities	19,708	14,476
Post-employment benefit obligations, net	726	427
Lease liabilities	3,934	4,149
Deferred income taxes	4,067	3,108
Total non-current liabilities	43,042	22,487
TOTAL LIABILITIES	283,999	226,269

EQUITY:
Share capital	9	8
Additional paid in capital	219,742	153,524
Capital reserves	9,966	9,643
Accumulated deficit	(66,413)	(65,585)
TOTAL EQUITY	163,304	97,590
TOTAL LIABILITIES AND EQUITY	447,303	323,859

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
	(Excluding loss per share data)
Revenues	225,054	168,896	83,005	60,327
Cost of revenues	(124,507)	(107,189)	(45,033)	(37,351)
Gross Profit	100,547	61,707	37,972	22,976

Research and development expenses	(19,632)	(15,420)	(6,870)	(5,314)
Selling, general and administrative expenses	(71,355)	(50,804)	(26,071)	(16,837)
Depreciation and amortization in respect of technology and capitalized development costs	(8,615)	(4,609)	(3,232)	(1,795)
Other expenses, net	(506)	-	-	-
Share of loss of equity method investee	(885)	(1,244)	(347)	(503)
Operating profit (loss)	(446)	(10,370)	1,452	(1,473)
Finance expenses, net	(6,318)	(1,355)	(329)	(1,237)
Profit (loss) before taxes on income	(6,764)	(11,725)	1,123	(2,710)
Income tax expense	(513)	(869)	(431)	(384)
Profit (loss) for the period	(7,277)	(12,594)	692	(3,094)

Profit (loss) per share attributed to shareholders of the Company:
Basic earnings (loss) per share	(0.205)	(0.381)	0.019	(0.093)
Diluted earnings per share	-	-	0.019	-

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	2024	2023	2024	2023
	U.S. dollars in thousands
Profit (loss) for the period	(7,277)	(12,594)	692	(3,094)

Other comprehensive income (loss) for the period:
Items that may be reclassified to profit or loss:
Loss on cash flow hedges	(41)	-	(2)	-
Gain (loss) from translation of financial statements of foreign operations	364	183	(161)	74
Total comprehensive profit (loss) for the period	(6,954)	(12,411)	529	(3,020)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the nine months ended September 30, 2024:
Loss for the period	-	-	-	-	-	(7,277)	(7,277)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Other comprehensive income (loss) for the period	-	-	-	(41)	364	-	323
Employee options exercised	*	3,028	-	-	-	-	3,028
Share-based payment	-	-	-	-	-	6,449	6,449
Balance on September 30, 2024	9	219,742	248	9,504	214	(66,413)	163,304

Balance at January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes in the nine months ended September 30, 2023:							-
Loss for the period	-	-	-	-	-	(12,594)	(12,594)
Other comprehensive income for the period	-	-	-	-	183	-	183
Employee options exercised	*	2,118	-	-	-	-	2,118
Share-based payment	-	-	-	-	-	4,961	4,961
Balance on September 30, 2023	8	153,524	248	9,503	203	(64,183)	99,303

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at July 1, 2024	9	218,792	248	9,506	375	(70,243)	158,687
Changes in the three months ended September 30, 2024:
Profit for the period	-	-	-	-	-	692	692
Other comprehensive loss for the period	-	-	-	(2)	(161)	-	(163)
Employee options exercised	*	950	-	-	-	-	950
Share-based compensation	-	-	-	-	-	3,138	3,138
Balance on September 30, 2024	9	219,742	248	9,504	214	(66,413)	163,304

Balance at July 1, 2023	8	152,648	248	9,503	129	(62,580)	99,956
Changes in the three months ended September 30, 2023:
Loss for the period	-	-	-	-	-	(3,094)	(3,094)
Other comprehensive income for the period	-	-	-	-	74	-	74
Employee options exercised	*	876	-	-	-	-	876
Share-based compensation	-	-	-	-	-	1,491	1,491
Balance on September 30, 2023	8	153,524	248	9,503	203	(64,183)	99,303

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	(7,277)	(12,594)	692	(3,094)
Adjustments to reconcile net profit (loss) to net cash provided by operations (see Appendix A)	33,171	16,810	15,872	8,088
Net cash provided by operating activities	25,894	4,216	16,564	4,994

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(15,458)	(12,250)	(5,670)	(4,266)
Acquisition of property and equipment	(1,785)	(341)	(776)	(67)
Loans granted to related company	(559)	(620)	-	-
Increase in bank deposits	(23,126)	(1,200)	(411)	(18)
Payments for acquisitions of subsidiaries, net of cash acquired	(14,934)	-	-	-
Interest received	2,194	1,021	1,149	573
Investments in financial assets	(284)	(195)	-	(98)
Proceeds from sub-lessee	170	110	59	41
Net cash used in investing activities	(53,782)	(13,475)	(5,649)	(3,835)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	62,686	-	-	-
Interest paid	(3,492)	(1,757)	(1,153)	(737)
Changes in short-term bank credit	(17,155)	20,103	(4,751)	9,229
Receipt of long-term bank loans	17,000	-	-	-
Repayment of long-term bank loans	(2,675)	(749)	(495)	(247)
Repayment of long-term loans from others	(2,932)	(3,074)	(1,209)	(813)
Repayment of other long-term liabilities	(100)	(226)	-	(23)
Employee options exercised	3,184	1,940	558	907
Principal lease payments	(1,968)	(1,575)	(699)	(512)
Net cash provided by (used in) financing activities	54,548	14,662	(7,749)	7,804

Increase in cash and cash equivalents	26,660	5,403	3,166	8,963
Balance of cash and cash equivalents at beginning of period	38,386	33,880	61,912	31,050
Gains (losses) from exchange differences on cash and cash equivalents	(1,214)	211	(220)	(326)
Gains (losses) from translation differences on cash and cash equivalents of foreign operations	819	309	(207)	116
Balance of cash and cash equivalents at end of period	64,651	39,803	64,651	39,803

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	15,495	9,002	5,934	3,219
Post-employment benefit obligations, net	4	44	9	18
Deferred taxes	(1,219)	(107)	(447)	(35)
Finance expenses (income), net	4,286	(1,233)	1,724	(215)
Expenses in respect of long-term employee benefits	634	232	-	134
Share of loss of equity method investee	885	1,244	347	503
Long-term deferred income	287	(88)	(283)	(36)
Expenses in respect of share-based compensation	5,962	4,264	2,997	1,279
Total adjustments	26,334	13,358	10,281	4,867

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(12,229)	(16,838)	(7,690)	(382)
Decrease (Increase) in receivables from processing activity	(25,372)	(15,003)	3,726	(7,980)
Decrease (Increase) in trade receivables	(5,143)	(2,779)	(1,854)	2,170
Increase in other current assets	2,652	1,106	432	1,344
Decrease (Increase) in inventory	(1,155)	3,958	(2,600)	3,108
Increase in payables in respect of processing activity	48,664	37,567	13,407	6,057
Decrease in trade payables	(819)	(2,825)	(550)	(793)
Increase (Decrease) in other payables	239	(1,734)	720	(303)
Total changes in operating asset and liability items	6,837	3,452	5,591	3,221
Total adjustments to reconcile net loss to net cash provided by operations	33,171	16,810	15,872	8,088

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	396	142	396	142
Acquisition of right-of-use assets through lease liabilities	660	338	76	-
Share based payments costs attributed to development activities, capitalized as intangible assets	487	697	141	212
Recognition of receivable balance in respect of sub-lease against derecognition of right-of-use asset in respect of lease of buildings	-	455	-	-

  IFRS to Non-IFRS Reconciliation

The following is a reconciliation of Net Income/Loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Quarter ended as of (U.S. dollars in thousands)
	Sep 30, 2024	Sep 30, 2023
Net Income/Loss for the period	692	(3,094)
Finance expense, net	329	1,237
Income tax expense	431	384
Depreciation and amortization	5,934	3,219
EBITDA	7,386	1,746
Expenses in respect of share-based compensation	2,997	1,279
Expenses in respect of long-term employee benefits (1)	338	-
Share of loss of equity method investee (2)	347	503
ADJUSTED EBITDA	11,068	3,528

(1)	Other compensation arrangements provided to the shareholders of the acquiree in conjunction with a business combination

(2)	Share of loss of equity method investee is related to our 2021 investment in Tigapo.